

07000721



SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 35438

RECEIVED
FEB 23 2007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2006</u> AND ENDING <u>DECEMBER 31, 2006</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

H L A SECURITIES, INC.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING – 40 WALL STREET – 34TH FLOOR

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

NEW YORK   **NEW YORK**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN KRIM   **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>LERNER & SIPKIN, CPAs, LLP</u>

<u>132 Nassau Street, Suite 1023</u>   <u>New York</u>   <u>NY</u>   <u>10038</u>

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *JAY AVNET*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
H L A SECURITIES, INC., as of DECEMBER 31, 2006,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



X _____
Signature

_____
Title

x *Christine Cooper*
  Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____*H L A SECURITIES, INC.*_____

ADDRESS: _____ *c/o Gettenberg Consulting, 40 Wall Street – 34th Floor, New York, NY 10005*_____

DATE: _____**DECEMBER 31, 2006**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of *H L A SECURITIES, INC.,*
caused an audit to be made in accordance with the prescribed regulations and have arranged for
the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial
report prepared as of **DECEMBER 31, 2006** represents a true and correct financial statement of
our organization and that the report will promptly be made available to those members and allied
members whose signatures do not appear below.

I, *JAY AVNET*, swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

H L A SECURITIES, INC., as of *DECEMBER 31, 2006,*

are true and correct. I further swear that neither the Company nor any partner,

proprietor, principal officer, director or member has any proprietary interest in any

account classified solely as that of customer, except as follows:

No Exceptions
- - - - - - - - - - - -

_____
(Signature)

_____
(Title)

_____
(Notary Public)

HLA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	7,979
Due from broker		102,037
Commissions receivable		327,488
Other assets		5,221
Total assets	$	442,725

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	302,238
Bank loan payable (Note 3)		40,229
Total liabilities		342,467

Commitments and Contingencies (Notes 4 and 5)

Stockholder's equity (Note 6)

Common stock, no par value, 200 shares	
authorized, 10 shares issued and outstanding.	10,000
Retained earnings	90,258
Total stockholder's equity	100,258
Total liabilities and stockholder's equity	$ 442,725

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

HLA Securities, Inc. (The "Company") is a New York State corporation formed in 1985, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). Operations include the execution of transactions for non-member organizations by means of a direct phone access system.

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c)   ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   **Bank Loan Payable**

The Company has a $50,000 bank line of credit from which was drawn down $40,229 at December 31, 2006. The loan is payable over three years. Interest is calculated at prime plus one percent and at December 31, 2006, the interest rate was 9.25%. The loan is collateralized by the assets of the Company and guaranteed by the stockholders.

Note 4 -   **Commitments (continued)**

Regulatory Proceeding

The Company is involved in a pending NYSE disciplinary matter, in which the NYSE is seeking a $60,000 fine. This matter is currently in the early stages of negotiation.

Office Space

The Company leases office space pursuant to an operating lease expiring February 28, 2008. The future minimum rental commitment through termination is

Year	Amount
2007	$23,160
2008	$ 3,860

Note 5 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006, the Company had net capital of $80,430, which was $57,599 in excess of its required net capital of $22,831. The Company's net capital ratio was 425.80%.

A copy of the Firm's statement of Financial Condition as of December 31, 2006, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
HLA Securities, Inc.
c/o Gettenberg Consulting
40 Wall Street, 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of HLA Securities, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HLA Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 8, 2007

HLA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

HLA SECURITIES CORP.
INDEPENDENT AUDITORS' COMMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
HLA Securities, Inc.
c/o Gettenburg Consulting
40 Wall Street, 34th Floor
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of HLA Securities, Inc. for the
year ended December 31, 2006, we considered its internal control structure, including procedures
for safeguarding securities, in order to determine our auditing procedures for the purpose of
expressing our opinion of the financial statements and not to provide assurance on the internal
control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we
have made a study of the practices and procedures (including tests of compliance with such
practices and procedures) followed by HLA Securities, Inc. that we considered relevant to the
objectives stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate
indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive
provisions of Rule 15c3-3. We did not review the practices and procedures followed by the
Company (1) in making the quarterly securities examinations, counts, verifications, and
comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with
the requirements for prompt payment for securities under Section 8 of Regulation T of the Board
of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical
possession or control of all fully paid and excess margin securities of customers as required by
Rule 15c3-3, because the Company does not carry security accounts for customers or perform
custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above mentioned
objectives.

Two of the objectives of an internal control structure and the practices and procedures are to
provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or disposition and
that transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with generally
accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and
procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of HLA Securities, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 8, 2007

END